

Mail Stop 3561

March 15, 2017

Via E-mail
Brent Wadman
Corporate Secretary
Stillwater Mining Company
26 West Dry Creek, Suite 400
Littleton, Colorado 80120

  Re: **Stillwater Mining Company**
    Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
    Filed March 7, 2017
    File No. 001-13053

Dear Mr. Wadman:

  We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Litigation Relating to the Merger, page 53

1. We note your revised disclosure that multiple putative shareholder class action complaints were filed in class action lawsuits related to the merger. Please supplementally provide us a copy of the complaints that were filed.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Amos Barclay, Esq.
       Holland & Hart LLP